Exhibit 99.3

DEFSEC TECHNOLOGIES INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares (the "Common Shares") in the capital of DEFSEC Technologies Inc. (formerly KWESST Micro Systems Inc.) (the "Company") will be held on February 12, 2026, at 3:00 p.m. p.m. (Ottawa time) at the head corporate office of the Company at 80 Hines Road, Unit #300 Ottawa, Ontario K2K 2T8, which will also be accessible via the online Microsoft Teams platform as set out below. The Meeting is being held for the following purposes:

1.	to receive and consider the annual audited financial statements of the Company for: (i) the financial years ended September 30, 2025 and 2024; and (ii) the financial years ended September 30, 2024 and 2023, together with the notes thereto and the independent auditor's report thereon for each respective financial year;

2.	to appoint MNP LLP, Chartered Professional Accountants as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3.	to fix the number of directors for the ensuing year at six (6), subject to such increases as may be permitted by the constating documents of the Company;

4.	to approve the election of the directors of the Company;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution confirming and approving the amended and restated long-term incentive plan of the Company (the "LTIP"), as described under "Business to be Transacted at the Meeting – Long-Term Incentive Plan" in the Circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Information relating to the matters to be brought before the Meeting is set forth in the management information circular dated January 5, 2026 (the "Circular").

To join the Meeting via Microsoft Teams, please use the following:

Meeting URL: https://www.microsoft.com/microsoft-teams/join-a-meeting

Meeting ID: 291 946 285 601 81
Meeting Passcode: eg3vh6hG

Audio conference:

Canada (Toll-free): +1 (833) 780-1773
Phone conference ID: 147 479 52#

Please note that you will not be able to vote or participate in the Meeting via the online Microsoft Teams platform. If you intend to listen to the Meeting via Microsoft Teams, you must vote on the matters prior to the Meeting by proxy or voting instruction form.

Notice and Access

The Company has elected to use "notice-and-access" rules ("Notice-and-Access") under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of Proxy-Related Materials (as defined below) to Shareholders who do not hold shares of the Company in their own names (referred to herein as "Beneficial Shareholders"). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR+ and on one additional website, rather than mailing paper copies. "Proxy-Related Materials" refers to this notice of meeting, the Circular, the form of proxy, the voting instruction form ("VIF") and the annual audited financial statements of the Company for the financial years ended September 30, 2025 and 2024; and the financial years ended September 30, 2024 and 2023, together with the notes thereto, the independent auditor's report thereon and the management discussion and analysis thereon for each respective year. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company's printing and mailing costs. Shareholders are reminded to view the Proxy-Related Materials prior to voting. The Proxy-Related Materials can be viewed online under the Company's website (Investors tab) and its profile on SEDAR+ at www.sedarplus.ca or on the website of TSX Trust Company (the "Transfer Agent"), the Company's transfer agent and registrar, at: https://docs.tsxtrust.com/vpc6ku9lxy. The Proxy-Related Materials will remain posted on the Transfer Agent's website at least until the date that is one year after the date the Proxy-Related Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-And-Access. All Shareholders are reminded to review the Proxy-Related Materials before voting.

Shareholders may request paper copies of the Proxy-Related Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy-Related Materials are posted on the Transfer Agent's website. In order to receive a paper copy of the Proxy-Related Materials or if you have questions concerning Notice-And-Access, please call or email TSX Trust Company, toll free at 1-866-600-5869 or tsxtis@tmx.com. Requests should be received by February 2, 2026 in order to receive the Proxy-Related Materials in advance of the Meeting.

Record Date

The board of directors of the Company has fixed January 2, 2026, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held.

How to Vote

Proxies must be deposited with the Transfer Agent not later than 3:00 p.m. (Ottawa time) on February 10, 2026 (the "Proxy Deadline"), or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays, and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the Proxy Deadline without notice.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited with the Transfer Agent no later than the Proxy Deadline by using one of the following methods:

By Hand or Mail Delivery	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1
Facsimile:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12-digit control number (located on the form of proxy accompanying the Circular)

The proxy of a Shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked. If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED at Ottawa, Ontario as of January 5, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "David Luxton"
David Luxton
Chairman